Filed by OpenPayd Global Holdings Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Titan Acquisition Corp

Commission File No.: 001-42590

OPENPAYD HOLDINGS LIMITED

June 1, 2026

Re:	Notice of Transaction

Dear Participant,

We are pleased to share some exciting news about the future of OpenPayd Holdings Limited (the “Company”). The Company has entered into a definitive agreement to combine with Titan Acquisition Corp, a publicly listed special purpose acquisition company (“SPAC” and such combination, the “Business Combination”). The Business Combination, once completed, is expected to result in the Company becoming a publicly traded company through a newly formed parent entity, OpenPayd Global Holdings Limited (“Pubco”), and will result in a significant milestone for our organisation. This notice provides an overview of the Business Combination and explains what it means for you as a shareholder.

Capitalised terms used but not defined herein shall have the meaning given in the articles of association of the Company (the “Articles”).

Overview of the Transactions

The Business Combination will be effected pursuant to the terms of a Business Combination Agreement, dated June 1, 2026, by and among the Company, SPAC, Pubco, Titan Acquisition Sponsor Holdco LLC and certain other parties thereto (the “Agreement”), pursuant to which, among other things, at the closing, (i) SPAC will merge with and into Pubco (the “Merger”), with Pubco continuing as the surviving company, and each issued and outstanding security of SPAC immediately prior to the Merger will automatically be cancelled in exchange for the right of the holder thereof to receive a substantially equivalent security of Pubco, and (ii) following the Merger, the Company shareholders, on behalf of you and the other beneficial owners, will sell and transfer to Pubco, and Pubco will purchase and acquire, all of the shares of the Company in exchange for the issuance of newly issued ordinary shares of Pubco to you and the other beneficial owners of the Company’s shares (the “Share Acquisition” and, together with the Merger and the other transactions in connection with the Business Combination and the ancillary documents thereto, the “Transactions”), all upon the terms and subject to the conditions set forth in the Agreement and in accordance with the provisions of applicable law.

Upon the closing of the Transactions (the “Closing”), the Company will become a wholly owned direct subsidiary of Pubco, and our current shareholders and beneficial owners, as well as all of the shareholders of SPAC (including the public shareholders of SPAC) will become shareholders of Pubco. Pubco is expected to be listed on the Nasdaq stock exchange.

Treatment of Your Equity

The board of directors of the Company and the Class A Shareholder (acting by a Majority) have determined that the Transactions constitute an “Exit Event” under the terms of the Articles and, as applicable, your Award Agreement. As a result thereof, the consideration that you will receive in light of the issued and outstanding shares of the Company (the “Company Shares”) that you beneficially hold will be made in accordance with Article 24 of the Articles. Specifically, at the Closing, your Company Shares will be exchanged for ordinary shares of Pubco (“Pubco Ordinary Shares”). The number of Pubco Ordinary Shares you will receive will be based on a formula set forth in the Agreement, a calculation of which is further described in the frequently asked questions (FAQs) on Exhibit A attached hereto.

If any documentation or action is required by you, we will provide you with separate instructions regarding the same as we approach the Closing. At that time, you may be required to submit certain transfer forms or certifications as part of the exchange process. We will guide you through each step and ensure you have the information you need to complete these requirements.

Required Actions by Shareholders

No immediate action is required from you at this time. If, prior to the Closing, we need anything further from you, you will receive detailed instructions regarding any steps that may be necessary to exchange your certificates representing the beneficial ownership of your Company Shares for Pubco Ordinary Shares. Please do not take any action until you receive those instructions.

Business Continuity

Following the Closing, the Company will continue to operate in the ordinary course of business as a subsidiary of Pubco.

Anticipated Timeline

Closing of the Transactions is subject to customary closing conditions, including approval by SPAC’s shareholders, receipt of required regulatory approvals, satisfactory completion of closing deliverables, and other conditions set forth in the Agreement. We currently anticipate that the Closing will occur in the fourth quarter of 2026.

We will provide you with updates as appropriate as we progress toward the Closing.

Confidentiality

The information contained in this notice is strictly confidential and should not be disclosed to or shared with any third party without the prior written consent of the Company.

Availability of Additional Information

Comprehensive information about the Business Combination, including a description of the Transactions, structure, financial statements, pro forma financial information, risk factors, and the detailed treatment of the Company’s securities, will be included in the registration statement/proxy statement to be filed with the U.S. Securities and Exchange Commission and delivered to SPAC shareholders which will be available online at www.sec.gov. Once available, we encourage you to review those materials carefully in their entirety.

Questions

We are excited about the prospects of this opportunity and believe the Transactions position the Company for long-term growth. We appreciate your continued support.

We understand that you may have questions about the Transactions and how it will impact your shares in the Company.

We have prepared responses to frequently asked questions (FAQs) regarding these matters, among others, on Exhibit A attached hereto. This communication is provided for informational purposes only and is not intended to serve as any legal or tax advice.

We have also attached a copy of the press release announcing the Transactions as Exhibit B. If you have any questions regarding the Transactions or the treatment of your shares, please contact Iana Dimitrova, Chief Executive Officer, at iana.dimitrova@openpayd.com.

Sincerely,

/s/ Iana Dimitrova
Iana Dimitrova, Chief Executive Officer

EXHIBIT A

FAQs - General Transaction Questions

●	What is being announced?

●	OpenPayd Holdings Limited (“OpenPayd”) has entered into a definitive agreement to combine with Titan Acquisition Corp (“Titan”), a publicly traded special purpose acquisition company (a “SPAC” and such combination, the “Business Combination”).

●	Once the Business Combination is completed in the coming months, OpenPayd will become a publicly traded company through a newly formed parent entity, OpenPayd Global Holdings Limited (“Pubco”).

●	Why is OpenPayd going public now?

●	Becoming a public entity is a logical step in the growth of OpenPayd and generally enables us to continue to raise our profile and raise additional capital in the public markets.

●	It will allow for increased investment in growth (both organic and inorganic avenues), which we expect will help us to deliver our solutions to a larger number of customers and to expand our product/service offerings. It will also give us further credibility with prospects, customers, partners, and potential employees.

●	Who is Titan and what is a SPAC?

●	Titan is a SPAC, and a SPAC is a “blank check” shell corporation formed to take companies public without going through the traditional IPO process. Titan is traded on the Nasdaq stock exchange under the symbols “TACHU,” “TACH” and “TACHW.”

●	Why go the SPAC route? Why not a regular IPO?

●	We determined that the SPAC route allows us to go public in a way that lets us give investors a full picture of our growth and the road ahead.

●	We believe a SPAC business combination offers several distinct advantages over a traditional IPO, including expediting the timeline to become a public company.

●	Does this mean we are a public company now?

●	No. Today’s announcement does not yet make us a public company nor does it guarantee that we will move forward with the Business Combination – simply put, we have signed a definitive agreement to move forward with the process.

●	There are a number of legal and administrative requirements that we still need to navigate over the next few months to close the transaction. The business combination agreement we have executed with Titan is subject to customary closing conditions, including approval by Titan’s shareholders, receipt of required regulatory approvals, satisfactory completion of closing deliverables, and other conditions set forth in the business combination agreement.

●	What happens next?

●	The next step involves Titan, OpenPayd and PubCo submitting certain filings, including a registration statement on Form F-4, with the United States Securities and Exchange Commission (the “SEC”), which will provide additional information about the transaction and will become publicly available. The SEC will then engage in a comment and review process involving the proposed disclosure. Once the SEC review process is complete, Titan will hold a shareholder meeting to approve the transaction. Following the shareholder meeting, and subject to certain other closing conditions, we expect to complete the Business Combination and to become a subsidiary of a public company.

●	How long until the transaction closes?

●	We expect the Transaction to close in the second half of 2026. There are still several steps to reach the closing of this Business Combination (the “Closing”), so that timing may change.

●	Can I buy or trade shares of Pubco?

●	Once Pubco is publicly traded, you will be able to purchase ordinary shares on the open market.

●	Please know, however, to the extent you are an OpenPayd employee, you will be subject to “blackout” periods, during which Pubco shares cannot be bought or sold, and no purchases or sales of Pubco shares by an employee of OpenPayd will be permitted at any time when an employee otherwise has material non-public information (“MNPI”) regarding Pubco or OpenPayd. In furtherance of the foregoing, following the Closing of the Business Combination, our board of directors will adopt an insider trading compliance policy that will be applicable to all OpenPayd employees with details of when securities of Pubco may be purchased or sold. Further information on Company’s insider trading compliance policy will be provided to OpenPayd employees in the near term.

●	To the extent you are not an employee and otherwise not in possession of MNPI, you will be able to trade Pubco shares at any time.

●	Can I buy or trade Titan securities?

●	If you are an OpenPayd employee, in order to avoid a claim that an employee has traded on the basis of MNPI about the transaction, you should not trade or transact in any shares of Titan or related derivative instruments or engage in any related transaction related to Titan securities (including hedging, options, etc.) prior to the Closing of the transaction.

●	If you are not an OpenPayd employee and otherwise not in possession of MNPI, you will be able to buy or trade Titan securities at any time.

FAQs - Equity Questions

●	How will this transaction be viewed by the board of directors of OpenPayd (the “Board”)?

●	The Board and OpenPayd’s founder and majority shareholder (acting by a majority) have determined that the Business Combination and related transactions constitute an “Exit Event” under the terms of OpenPayd’s Articles of Association (the “Articles”) and, as applicable, your Award Agreement.

●	What does that mean in terms of how your OpenPayd’s shares will be treated?

●	The consideration that you will receive in light of the issued and outstanding OpenPayd shares (“OpenPayd Shares”) that you beneficially hold will be made in accordance with Article 24 of the Articles. Specifically, at Closing, your OpenPayd Shares will be exchanged for ordinary shares of Pubco (“Pubco Ordinary Shares”).

●	The number of Pubco Ordinary Shares you will receive will be determined based on (i) the number of OpenPayd Shares you hold, (ii) the value per OpenPayd Share applicable to the respective classes of OpenPayd Shares that you hold (determined based upon the distribution waterfall set forth in Article 24.1.3(c) of the Articles), such that the aggregate amount of all merger consideration payable to the shareholders of OpenPayd equals $800,000,000 minus the settlement of certain transactional liabilities of the Company, including fees payable to OpenPayd’s financial advisor in connection with the Business Combination (the “Per Share Merger Consideration Value”), and (iii) the price at which each SPAC Class A Ordinary Share is redeemed (as determined in accordance with SPAC’s organisational documents) (the “Redemption Price”).

●	Specifically, the number of Pubco Ordinary Shares that you will be entitled to receive will equal (a) (1) the number of OpenPayd Shares you own multiplied by (2) the Per Share Merger Consideration Value divided by (b) the Redemption Price (rounded to the nearest whole number). We will provide you with specific details regarding the number of Pubco Ordinary Shares you will receive as we approach Closing.

●	Will Pubco have an incentive plan?

●	Yes, we will implement an equity incentive plan so that we can continue to grant equity awards to attract, retain and incentivise employees.

●	Who can give me personal financial advice related to my equity and this transaction?

●	Each individual’s situation will be different; therefore, we’d encourage you to reach out to a personal financial or tax advisor.

FORWARD-LOOKING STATEMENTS

These FAQs include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” plan,” project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding expectations of OpenPayd or Titan concerning the outlook for their business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets, as well as any information concerning possible, assumed, estimated or expected future operations and future financial performance of OpenPayd. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction. These statements are based on various assumptions, whether or not identified in these FAQs, and on the current expectations of management of Titan, OpenPayd and Titan Acquisition Sponsor Holdco LLC (the “Sponsor”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Titan, OpenPayd and the Sponsor. You should carefully consider the risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Titan’s final prospectus relating to its initial public offering dated April 8, 2025, its subsequent filings with the SEC and in the definitive proxy statement to be delivered to Titan’s shareholders and related registration statement on Form F-4, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Titan. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could materially and adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of shareholders is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to OpenPayd; any downturn or volatility in economic conditions, including inflation; risks related to the rollout of OpenPayd’s business and the timing of expected business milestones, and to relationships with customers; the effects of competition on OpenPayd’s future business; risks related to OpenPayd’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against it; disruption of OpenPayd’s relationships with its customers, business partners and others resulting from the announcement of the proposed transaction; the amount of redemption requests made by Titan’s public shareholders; the ability of Titan or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future. If any of these risks materialize or OpenPayd’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Titan nor OpenPayd presently know or that they currently believe are immaterial that could also cause actual results to differ, potentially materially, from those contained in or implied by the forward-looking statements. In addition, forward-looking statements reflect Titan’s and OpenPayd’s expectations, plans or forecasts of future events and views as of the date of these FAQs. There may be additional risks that Titan and OpenPayd do not presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. While Titan or OpenPayd may elect to update these forward-looking statements at some point in the future, Titan and OpenPayd specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Titan’s or OpenPayd’s assessments as of any date subsequent to the date of these FAQs. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

These FAQs relate to the proposed transaction. These FAQs do not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, a registration statement on Form F-4 will be filed with the SEC, which will include a proxy statement and a prospectus of Titan, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to Titan’s shareholders, seeking any required shareholder approval. Before making any voting or investment decision, investors and security holders of Titan and potential investors in the post-business combination combined company are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by OpenPayd and/or Titan through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Titan may be obtained free of charge from Titan’s website at https://www.titan-spac.com/investor-information or by written request to Titan at Titan Acquisition Corp., c/o Winston & Strawn LLP, 800 Capitol St. STE 2400, Houston, Texas 77002.

Participants in THE Solicitation

Titan, OpenPayd and their respective directors, managers and officers may be deemed participants in the solicitation of proxies of shareholders in connection with the proposed transaction. Titan shareholders and other interested persons may obtain more detailed information regarding the directors, managers and officers of Titan in Titan’s filings with the SEC, which may be obtained, without charge, on the website maintained by the SEC at www.sec.gov. Additional information will be available in the definitive proxy statement included in the registration statement when it becomes available.

No Offer or Solicitation

These FAQs relate to the proposed transaction and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.

EXHIBIT B

Press Release

To be attached.

B-1